Exhibit 99.3

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Website: http://www.avalonraremetals.com

PROXY

PROXY SOLICITED BY MANAGEMENT FOR
THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JANUARY 29, 2013

The undersigned Shareholder of AVALON RARE METALS INC. (the “Corporation”) hereby nominates, constitutes and appoints DONALD BUBAR, President and CEO or failing him, JAMES ANDERSEN, Vice President, Finance and CFO or, instead of either of the foregoing,       _  ______________  ___________ as nominee of the undersigned, with full power of substitution, to attend, vote and otherwise act for and on behalf of the undersigned at the Annual General Meeting of Shareholders (the “Meeting”) of the Corporation to be held on January 29, 2013 at the Toronto Board of Trade, Room A/B/C/D, 1 First Canadian Place, Toronto, Ontario, at the hour of 4:30 o’clock in the afternoon (Toronto time) and at any adjournment thereof, to the same extent with the same power as if the undersigned was personally present at the said Meeting or such adjournment or adjournments thereof and, without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this Proxy as follows:

1.	ELECTION OF DIRECTORS – Voting recommendations are indicated by highlighted text over the boxes.

	For	Withhold		For	Withhold

Donald Bubar	☐	☐	Alan Ferry	☐	☐

Phil Fontaine	☐	☐	Brian MacEachen	☐	☐

Peter McCarter	☐	☐	Richard Morland	☐	☐

2.	VOTE FOR ☐ or WITHHOLD FROM VOTING ☐ (and if no designation is made, to vote for) the resolution ratifying the appointment of the auditors of the Company and to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

3.	VOTE at the discretion of the proxy nominee on any amendments to the foregoing and on such other matters as may properly come before the Meeting or any adjournments thereof.

Where no choice is specified above, this Proxy will be voted FOR each of the matters enumerated above.

This Proxy confers discretionary authority as to any amendments proposed at the Meeting in respect of matters identified in the Notice of Annual General Meeting of Shareholders dated December 28, 2012 and as to any other matters that may properly come before the Meeting or any adjournment thereof. As of the date hereof, the management of the Corporation knows of no such amendment or other matters. The common shares represented by this Proxy will be voted or withheld from voting in accordance with the specification, if any, of the undersigned in respect of any ballot that may be called for at the Meeting or any adjournment thereof. The undersigned hereby revokes all prior proxies given with respect to the common shares of the undersigned and authorizes the person voting this Proxy to inform holders of any prior proxy of such revocation.

DATED the _____day of ________________, 20___.

Per:
Signature of Shareholder

Name of Shareholder:

Proxies to be used at the Meeting must be deposited by mail or personal delivery at the Corporation's registrar and transfer agent, Equity Financial Trust Company, 200 University Avenue, Suite 400, Toronto, ON M5H 4H1, not later than 4:30 o’clock in the afternoon (Toronto time) on January 25, 2013, or, if the Meeting is adjourned, not later than the close of business on the business day immediately preceding the day fixed for any adjournment thereof. Please sign name exactly as it appears on your share certificate in respect of shares of the Company. Unless this proxy is dated in the space above provided for that purpose, it shall be deemed to bear the date on which it was mailed by management of the Corporation. A shareholder may appoint a proxyholder (who need not be a shareholder) other than the persons designated in this form of proxy to attend and act on his or her behalf at the Meeting. To exercise this right, the shareholder should either: (i) insert such person's name in the space provided; or (ii) submit another appropriate proxy. This form of proxy must be signed by the shareholder or his or her attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Reference is made to the accompanying Information Circular for further information regarding completion and use of this Proxy and other information pertaining to the Meeting.